Filed by SAVVIS, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: SAVVIS, Inc.

Commission File No.: 000-29375

CONFIDENTIAL MEMORANDUM

TO:	Savvis Employees

FROM:	Jim Ousley

DATE:	April 27, 2011

RE:	Communications to Clients

In light of CenturyLink’s acquisition of Savvis, it is important for all Savvis employees to be well-positioned to communicate to clients with messaging that is consistent with the Company’s overall strategy and the implications of this transaction.

Understanding that this is a potentially unsettling time for clients, and with the goal of clearly articulating the positive impact that this transaction has for customers, we are providing the attached talking points for any conversations you may have with clients about this transaction. These talking points can serve as a guide for incoming inquiries or for discussions with clients. In addition, we have prepared an email to send to clients.

By using the talking points below, you will be able to communicate effectively with a unified message, consistent with best practice in a situation where client contact information is siloed within the sales organization. It is important that you adhere to these talking points and not speculate.

Employee Talking Points With Clients

For Internal Use Only

•	I wanted to give you a quick update on CenturyLink’s acquisition of Savvis and answer any questions that you may have.

•	We’ve entered into a definitive agreement with CenturyLink, under which CenturyLink will acquire Savvis. I’m happy to send along our press release if you have not already seen it.

•	As the third largest telecommunications company in the U.S., CenturyLink offers broadband, voice and wireless services to consumers and businesses across the country.

•

Through its advanced fiber optic network and multiple data centers, CenturyLink provides data, voice and managed services to business, government and wholesale customers in local, national and select international markets

•

We believe that this is the right time and right partner for Savvis because migration to cloud-based services continues to accelerate rapidly, driven by dramatic internet traffic growth and increasing outsourcing by enterprises.

•	Our clients will gain immediate scale as part of CenturyLink’s much larger telecommunications and networking operations.

•	This transaction creates significant scale and enables the combined company to quickly develop product offerings and offer additional services to meet robust demand.

•	Furthermore, our product portfolios are complementary – this combination will create a premier managed hosting and colocation provider with global scale.

•	This transaction helps Cosmos meet growing customer demand for outsourced IT and infrastructure.

•

The transaction is expected to close in the second half of 2011, subject to customary closing conditions, including review by U.S. regulators and approval by Savvis’ shareholders. In the meantime, there are no changes to day-to-day business operations and we want to make this transition as seamless as possible for you.

•

Savvis will operate as a single business unit of CenturyLink, based in St. Louis and led primarily by key members of the Savvis leadership team, including Savvis CEO Jim Ousley, who will head the unit.

•	Although this news may come as a surprise, it is very exciting for you as a client as we have the scale to better serve you.

Savvis	1 Savvis Parkway Town & Country, MO 63017
www.savvis.com	Office: 314.628.7000

Savvis

•	Together, CenturyLink and Savvis will have the ability to serve both clients and enterprises, with approximately:

•	48 data centers located in North America, Europe, and Asia with approximately 1.9 million square feet of gross floor space

•	A robust, national 207,000 route mile fiber network

•	190,000 mile global access network

•	A customer list that includes a majority of the Fortune 500 and Fortune 1000

•	Teams from both companies will work tirelessly to make the transition as smooth and seamless as possible for you.

•	Please feel free to visit our website at http://CenturyLinkSavvis.TransactionAnnouncement.com where you will find additional information regarding the deal.

•	If you have any questions please do not hesitate to contact me again.

•	We appreciate your support and look forward to building on our relationship in the coming months and years.

#  #  #

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this release, including statements regarding the expected timing and benefits of the acquisition, such as efficiencies and growth potential, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and Savvis’ stockholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Savvis’ operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive enterprises; the risks inherent in rapid technological change; the ability of the

© 2011 Savvis, Inc. All rights reserved. Savvis® is the registered trademark of Savvis Communications Corporation.                   2

All other trademarks and service marks are the property of their respective owners.

Savvis

combined company to successfully introduce new product or service offerings on a timely and cost-effective basis; the effects on ongoing changes in the regulation of the communications industry; any adverse developments in customer relationships, commercial disputes or legal proceedings; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Savvis’ reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, CenturyLink and Savvis undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise with the SEC, which contain and identify important factors that could cause the actual results to differ materially from those contained in the forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink plans to file with the SEC a registration statement on Form S-4 that will include a prospectus of CenturyLink that will also constitute a proxy statement of Savvis. CenturyLink and Savvis also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement and the proxy statement/prospectus will contain important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by CenturyLink and Savvis through the web site maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by CenturyLink on CenturyLink’s website at www.CenturyLink.com or by contacting CenturyLink Investor Relations at (318) 340-5627. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis’s website at www.Savvis.com or by contacting Savvis Investor Relations at (314) 628-7433.

Participants in the Acquisition of Savvis

CenturyLink and Savvis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Savvis in respect of the proposed merger. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 6, 2011, and information regarding Savvis’ directors and executive officers is available in its proxy statement filed with the SEC by Savvis on April 1, 2011. Other information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Savvis stockholders in connection with the proposed merger will be

© 2011 Savvis, Inc. All rights reserved. Savvis® is the registered trademark of Savvis Communications Corporation.                   3

All other trademarks and service marks are the property of their respective owners.

Savvis

set forth in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these documents free of charge using the contact information above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

© 2011 Savvis, Inc. All rights reserved. Savvis® is the registered trademark of Savvis Communications Corporation.                   4

All other trademarks and service marks are the property of their respective owners.